Exhibit 21
PRESS RELEASE
DENISON MINES CORP. FILES QUALIFYING PROSPECTUS IN CANADA
Toronto, ON – December 20, 2010: Denison Mines Corp. (TSX: DML; NYSE AMEX: DNN) (“Denison” or the “Company”) is pleased to announce that it has filed and obtained a receipt for its final short form prospectus qualifying for distribution in Ontario, Alberta, British Columbia and Nova Scotia: (i) 25 million common shares (the “Common Shares”) of the Company issuable upon the exercise or deemed exercise of 25 million special warrants (the “Special Warrants”); and (ii) 1.4 million Common Shares issuable upon the exercise or deemed exercise of 1.4 million flow-through special warrants (the “FT Special Warrants”) of the Company which were issued on December 9, 2010 in connection with a previously announced private placement financing through a syndicate of investment dealers.
Each Special Warrant and FT Special Warrant entitles the holder thereof to receive one Common Share for no additional consideration. All unexercised Special Warrants and FT Special Warrants will be deemed to be exercised on Thursday, December 23, 2010, being the third business day after the receipt was issued for the final prospectus, resulting in the issue of 26.4 million Common Shares to the holders of the Special Warrants and FT Special Warrants.
In accordance with an existing agreement between Denison and its largest shareholder, Korea Electric Power Corporation (“KEPCO”), KEPCO was entitled, but was not required, to subscribe for additional Common Shares in an amount that would allow it to maintain its existing shareholding level in Denison after the Offering. KEPCO has notified Denison that it will not be subscribing for additional Common Shares under this right.
This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. These securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.
About Denison
Denison Mines Corp. is mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company has ownership interests in two conventional uranium mills in North America. Denison also has a strong exploration and development portfolio including the Phoenix discovery in the Athabasca Basin as well as large land positions in the United States, Canada, Mongolia and Zambia.
For further information, please contact:

Ron Hochstein	(416) 979-1991 ext. 232
President and Chief Executive Officer

James Anderson	(416) 979-1991 ext. 372
Executive Vice President & Chief Financial Officer

Cautionary Statements Regarding Forward Looking Information
This document contains forward-looking statements. More particularly, this document contains statements which include, but are not limited to, the issuance of securities upon the exercise of the Special Warrants and the FT Special Warrants.
The forward-looking statements are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.